UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

42225P105

(CUSIP Number of Class of Securities)

Scott D. Peters

Chief Executive Officer, President and Chairman

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Peter T. Healy, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center

28th Floor

San Francisco, CA 94111

(415) 984-8700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$150,000,000	$17,190
(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $150,000,000 in value of shares of Class A Common Stock, par value $0.01 per share, of Healthcare Trust of America, Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No.3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,190	Filing Party	Healthcare Trust of America, Inc.
Form or Registration No:	005-86768	Date Filed	June 6, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Healthcare Trust of America, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 6, 2012, which relates to the offer by the Company to purchase for cash up to $150,000,000 in value of shares of its Class A Common Stock, par value $0.01 per share (the “Class A Shares”), at a price specified by the tendering stockholders of not greater than $10.50 nor less than $10.10 per Class A Share.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2012 (the “Offer to Purchase”) as amended and restated by the Amended and Restated Offer to Purchase, dated June 18, 2012 (the “Amended and Restated Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Amendment No. 1 as Exhibits (a)(1)(G) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO, as amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

The information in the Amended and Restated Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Amendment No. 1 as Exhibits (a)(1)(G) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, as amended.

Item 1.    Summary Term Sheet.

The information under the heading “Summary Term Sheet” included in the Amended and Restated Offer to Purchase, a copy of which is filed with this Amendment No. 1 as Exhibit (a)(1)(G), is incorporated herein by reference. The amendment to the Offer, as reflected in the Amended and Restated Offer to Purchase, (i) revises the date and time after which withdrawal of those Class A Shares tendered but not yet accepted for payment is available to 12:01 a.m. on August 2, 2012 and (ii) amends the standard by which the Company may determine whether the condition to the Offer that the consummation of the Offer or the purchase of Class A Shares from any stockholder could not jeopardize the Company’s qualification and taxation as a real estate investment trust for U.S. federal income tax purposes is met from the Company’s “sole and absolute discretion” to the Company’s “reasonable judgment.” All other terms of the Offer remain unchanged from the Offer to Purchase.

Item 4.    Terms of the Transaction.

(a)        The material terms of the transaction are incorporated herein by reference from the Amended and Restated Offer to Purchase, a copy of which is filed with this Amendment No. 1 as Exhibit (a)(1)(G), under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Number of Class A Shares; Purchase Price; Proration,” “Section 2—Purpose of the Offer; Certain Effects of the Offer,” “Section 3—Procedures for Tendering Class A Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Class A Shares and Payment of Purchase Price,” “Section 6—Conditions of the Offer,” “Section 8—Source and Amount of Funds,” “Section 9—Certain Information Concerning the Company,” “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares,” “Section 13—Certain U.S. Federal Income Tax Consequences,” and “Section 14—Extension of the Offer; Termination; Amendment.” The amendment to the Offer, as reflected in the Amended and Restated Offer to Purchase, (i) revises the date and time after which withdrawal of those shares tendered but not yet accepted for payment is available to 12:01 a.m. on August 2, 2012 and (ii) amends the standard by which the Company may determine whether the condition to the Offer that the consummation of the Offer or the purchase of Class A Shares from any stockholder could not jeopardize the Company’s qualification and taxation as a real estate investment trust for U.S. federal income tax purposes is met from the Company’s “sole and absolute discretion” to the Company’s “reasonable judgment.”

Item 8.    Interest in Securities of the Subject Company.

(b)        The information under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares” in the Amended and Restated Offer to Purchase, a copy of which is filed with this Amendment No. 1 as Exhibit (a)(1)(G), is incorporated herein by reference. The amendment to the Offer, as reflected in the Amended and Restated Offer to Purchase under the heading “Recent Securities Transactions”, provides additional information regarding transactions involving the Class A Shares during the period of 60 days prior to June 6, 2012.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(l)(A)*	Offer to Purchase, dated June 6, 2012.

(a)(l)(B)*	Letter of Transmittal.

(a)(l)(C)*	Notice of Guaranteed Delivery.

(a)(l)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(l)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(1)(F)*	Summary Advertisement, dated June 6, 2012.

(a)(l)(G)	Amended and Restated Offer to Purchase, dated June 18, 2012.

(a)(5)(A)	Press release issued June 6, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 6, 2012 and incorporated herein by reference).

(a)(5)(B)	Press release issued May 29, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 29, 2012 and incorporated herein by reference).

(a)(5)(C)	Press release issued May 17, 2012 (included as Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on May 18, 2012 and incorporated herein by reference).

(a)(5)(D)	Presentation dated May 17, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 17, 2012 and incorporated herein by reference).

(a)(5)(E)	Quarterly Report of Healthcare Trust of America, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 15, 2012 and incorporated herein by reference.

(a)(5)(F)*	Press release issued June 6, 2012.

(b)	Credit Agreement by and among Healthcare Trust of America Holdings, LP, Healthcare Trust of America, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., Deutsche Bank Securities Inc., U.S. Bank National Association and Fifth Third Bank and the other Lenders party thereto, dated March 29, 2012 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 2, 2012 and incorporated herein by reference).

(d)(1)	NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.3 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on April 28, 2006 and incorporated herein by reference).

(d)(2)	Amendment to the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.4 to Amendment No. 6 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on September 12, 2006 and incorporated herein by reference).

Exhibit No.	Description

(d)(3)	Amendment to the Grubb & Ellis Healthcare REIT, Inc. 2006 Independent Directors’ Compensation Plan, effective January 1, 2009 (included as Exhibit 10.68 in the Company’s Annual Report on Form 10-K filed March 27, 2009 and incorporated herein by reference).

(d)(4)	Amendment to the Healthcare Trust of America, Inc. 2006 Independent Directors Compensation Plan, effective as of May 20, 2010 (included as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(5)	Healthcare Trust of America, Inc. Amended and Restated 2006 Incentive Plan, dated February 24, 2011 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011 and incorporated herein by reference).

(d)(6)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Scott D. Peters, effective as of July 1, 2009 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(7)	Amendment to Employment Agreement with Scott D. Peters, effective as of May 20, 2010 (included as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(8)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Mark Engstrom, effective as of July 1, 2009 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(9)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Kellie S. Pruitt, effective as of July 1, 2009 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(10)	Form of Amended and Restated Indemnification Agreement executed by Scott D. Peters, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(11)	Form of Indemnification Agreement executed by Kellie S. Pruitt and Mark D. Engstrom (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(12)	Healthcare Trust of America, Inc. Class A Share Repurchase Plan, effective August 25, 2008 (included as Exhibit C to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

(d)(13)	Healthcare Trust of America, Inc. Distribution Reinvestment Plan, effective September 20, 2006 (included as Exhibit B to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

*  Previously filed.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Scott D. Peters
Name:	Scott D. Peters
Title:	Chief Executive Officer, President and
Chairman

Date: June 18, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)(A)*	Offer to Purchase, dated June 6, 2012.

(a)(l)(B)*	Letter of Transmittal.

(a)(l)(C)*	Notice of Guaranteed Delivery.

(a)(l)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(l)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(1)(F)*	Summary Advertisement, dated June 6, 2012.

(a)(1)(G)	Amended and Restated Offer to Purchase, dated June 18, 2012.

(a)(5)(A)	Press release issued June 6, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 6, 2012 and incorporated herein by reference).

(a)(5)(B)	Press release issued May 29, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 29, 2012 and incorporated herein by reference).

(a)(5)(C)	Press release issued May 17, 2012 (included as Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on May 18, 2012 and incorporated herein by reference).

(a)(5)(D)	Presentation dated May 17, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 17, 2012 and incorporated herein by reference).

(a)(5)(E)	Quarterly Report of Healthcare Trust of America, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 15, 2012 and incorporated herein by reference.

(a)(5)(F)*	Press release issued June 6, 2012.

(b)	Credit Agreement by and among Healthcare Trust of America Holdings, LP, Healthcare Trust of America, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., Deutsche Bank Securities Inc., U.S. Bank National Association and Fifth Third Bank and the other Lenders party thereto, dated March 29, 2012 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 2, 2012 and incorporated herein by reference).

(d)(1)	NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.3 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on April 28, 2006 and incorporated herein by reference).

(d)(2)	Amendment to the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.4 to Amendment No. 6 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on September 12, 2006 and incorporated herein by reference).

Exhibit No.	Description

(d)(3)	Amendment to the Grubb & Ellis Healthcare REIT, Inc. 2006 Independent Directors’ Compensation Plan, effective January 1, 2009 (included as Exhibit 10.68 in the Company’s Annual Report on Form 10-K filed March 27, 2009 and incorporated herein by reference).

(d)(4)	Amendment to the Healthcare Trust of America, Inc. 2006 Independent Directors Compensation Plan, effective as of May 20, 2010 (included as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(5)	Healthcare Trust of America, Inc. Amended and Restated 2006 Incentive Plan, dated February 24, 2011 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011 and incorporated herein by reference).

(d)(6)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Scott D. Peters, effective as of July 1, 2009 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(7)	Amendment to Employment Agreement with Scott D. Peters, effective as of May 20, 2010 (included as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(8)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Mark Engstrom, effective as of July 1, 2009 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(9)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Kellie S. Pruitt, effective as of July 1, 2009 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(10)	Form of Amended and Restated Indemnification Agreement executed by Scott D. Peters, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(11)	Form of Indemnification Agreement executed by Kellie S. Pruitt and Mark D. Engstrom (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(12)	Healthcare Trust of America, Inc. Class A Share Repurchase Plan, effective August 25, 2008 (included as Exhibit C to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

(d)(13)	Healthcare Trust of America, Inc. Distribution Reinvestment Plan, effective September 20, 2006 (included as Exhibit B to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

*  Previously filed.